

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2019

John P. Zimmer
Chief Financial Officer
CORE MOLDING TECHNOLOGIES INC
800 Manor Park Drive
Columbus, Ohio 43228

  Re: CORE MOLDING TECHNOLOGIES INC
   Form 10-K for the Year Ended December 31, 2018
   Filed March 18, 2019
   File No. 001-12505

Dear Mr. Zimmer:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing and
       Construction